SMIC and Synopsys Extend 40nm Low Power Capabilities with Reference Flow 5.0

 MOUNTAIN VIEW, Calif. and SHANGHAI, June 26, 2012 /PRNewswire-Asia/ — Synopsys, Inc. (NASDAQ: SNPS), a world leader in software and IP for semiconductor design, verification and manufacturing, and Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981), one of the leading semiconductor foundries in the world, today announced availability of version 5.0 of their 40-nanometer (nm) RTL-to-GDSII reference design flow. This production-proven flow incorporates a broad range of automated low power and high-performance capabilities through Synopsys’ entire tool suite, giving SMIC customers the differentiated performance and power results needed in today’s chip designs.

The reference flow is the result of collaboration between SMIC and Synopsys Professional Services, leveraging Synopsys’ experience and expertise in advanced chip design methodologies. The reference flow features new high-performance design techniques, including automated clock mesh synthesis, to increase performance and responsiveness of a system on chip (SoC), plus a gate array engineering change order (ECO) flow that allows a designer to quickly achieve design closure without having to start from scratch with a redesign. The reference flow also includes support for low power techniques such as power-aware clock tree synthesis, power gating and physical optimization, driven by the IEEE 1801 low power design intent standard.

“Designers require a reference flow that addresses both high-performance and low power requirements,” said Tianshen Tang, SMIC’s vice president of design service. “With the release of SMIC-Synopsys Reference Flow 5.0, we are enabling IC designers to accelerate their designs into manufacturing through the combination of SMIC’s 40nm process technology and Synopsys’ technology-leading design solutions.”

“Customers are looking for tools and methodologies that allow them to deliver designs that meet their unique performance goals and requirements,” said Rich Goldman, vice president of corporate marketing and strategic alliances at Synopsys. “Through our collaboration with SMIC, we are able to provide our mutual customers a proven reference flow and immediate access to both high-performance and low power design solutions tailored for SMIC’s 40-nanometer low power process.”

Availability

The SMIC-Synopsys Reference Flow 5.0 is available now. For more information, please visit http://www.smics.com/eng/design/reference—flows.php, or contact your SMIC account manager for details.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit www.smics.com.

About Synopsys

Synopsys, Inc. (Nasdaq:SNPS) is a world leader in electronic design automation (EDA), supplying the global electronics market with the software, intellectual property (IP) and services used in semiconductor design, verification and manufacturing. Synopsys’ comprehensive, integrated portfolio of implementation, verification, IP, manufacturing and field-programmable gate array (FPGA) solutions helps address the key challenges designers and manufacturers face today, such as power and yield management, system-to-silicon verification and time-to-results. These technology-leading solutions help give Synopsys customers a competitive edge in bringing the best products to market quickly while reducing costs and schedule risk. Synopsys is headquartered in Mountain View, California, and has approximately 70 offices located throughout North America, Europe, Japan, Asia and India. Visit Synopsys online at http://www.synopsys.com/.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words.  These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the current global economic slowdown, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors Related to Our Financial Condition and Business” and “Operating and Financial Review and Prospects” sections, and such other documents that SMIC may file with the SEC or the Hong Kong Stock Exchange from time to time, including current reports on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release.  Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. William Barratt
Tel: +86-21-3861-0000 x16812
Email: William—Barratt@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com